U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
o Check this box if no longer
subject to Section 16.

               Filed pursuant to Section 16(a) of the Securities
            Exchange Act of 1934, Section 17(a) of the Public Utility
         Holding Company Act of 1935 or Section 30(f) of the Investment
                               Company Act of 1940

Form 4 or Form 5
obligations may continue.
See Instruction 1(b).


1. Name and Address of Reporting Person:
  A-Z Professional Consultants, Inc.
  268 West 400 South, Suite 300
  Salt Lake City, Utah  84101

2. Issuer Name and Ticker or Trading Symbol:
   CyberAmerica Corporation
   OTC-Bulletin Board Symbol = CYAA
3. IRS or Social Security Number of Reporting Person (Voluntary):

4. Statement for Month/Year:
    June, 2000

5. If Amendment, Date of Original(Month/Year):

6. Relationship of Reporting Person to Issuer (Check all applicable):
  _____ Director                     _________10% Owner

  _____ Officer(give title below)    ___X___Other (specify below)
                                             Indirect Owner

                       Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security 2. Transaction   3. Transaction  4. Securities Acquired (A) 5. Amount of       6. Ownership      7. Nature
    (Instr. 3)            Date             Code           or Disposed of (D)       Securities           Form:         of Indirect
                     (Month/Day/Year)   (Instr. 8)        (Instr. 3, 4 and 5)      Beneficially      Direct (D) or     Beneficial
                                                                                  Owned at End       Indirect (I)      Ownership
                                                                                   of Month          (Instr. 4)       (Instr. 4)
                                                                                  (Instr. 3 and 4)
                                                               (A) or
                                         Code     V    Amount    (D)    Price
Common Stock         June 5, 2000         S       V    7,100      A    $3.35        306,795                D
Common Stock         June 6, 2000         S       V    7,200      A    $3.25        306,795                D
Common Stock         June 9, 2000         S       V    1,000      A    $2.48        306,795                D
Common Stock         June 9, 2000         S       V    1,000      A    $2.56        306,795                D
Common Stock         June 12, 2000        S       V    2,500      A    $2.84        306,795                D
Common Stock         June 14, 2000        S       V    1,100      A    $2.22        306,795                D


Reminder:  Report on a separate line for each class of securities beneficially
                         owned directly or indirectly.                  (Over)
                         (Print or Type Responses)             SEC 1474 (8-92)

FORM 4(continued)          Table II -- Derivative
                      Securities Acquired, Disposed of, or
                     Beneficially Owned (e.g., puts, calls,
                         warrants, options, convertible
                                   securities)

1. Title of    2. Conversion or  3. Transaction      4. Trans-    5. Number of        6. Date          7. Title and       8. Price
   Derivative Exercise Price of  Date (Month/           action      Derivative       Exercisable and     Amount of            of
   Security     Derivative        Day/Year)             Code        Securities      Expiration Date      Underlying          Deriv-
  (Instr. 3)     Security                            (Instr. 8)    Acquired (A) or     (Month/         Securities           ative
                                                                    Disposed of (D)    Day/Year)      (Instr. 3 and 4)     Security
                                                                  (Instr. 3, 4,& 5)                                        (Instr.5)
                                                                                      Date    Expir-           Amt.. or
                                                      Code  V      (A)     (D)        Exer-   ation    Title    No.of
                                                                                     cisable   Date             Shares


                         Table II (continued)

9. Number          10.Owner-       11. Nature
    of             ship Form            of
 Derivative           of             Indirect
 Securities       Derivative        Beneficial
Beneficially       Security:          Owner-
   Owned at         Direct (D)         ship
   End of         or Indirect       (Instr. 4)
    Month            (I)
(Instr. 4)         (Instr. 4



Explanation of Responses:




** Intention misstatements or omission of facts constitute
         Federal Criminal Violations.
 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     /s/BonnieJean C. Tippets                                 June 15, 2000
     -------------------------                            --------------------
  **Signature of Reporting Person                               Date



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.
                                                                         Page 2
                                                               SEC 1474 (8-92)